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                                                          SEC FILE NUMBER
                                                            333-138479
                                                   -----------------------------

                                                   -----------------------------
                                                           CUSIP NUMBER
                                                            52469V 106
                                                   -----------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One): |_| Form 10-K   |_| Form 20-F   |_| Form 11-K   |X| Form 10-Q
             |_| Form 10-D   |_| Form N-SAR  |_| Form N-CSR

             For Period Ended: March 31, 2009

             |_|   Transition Report on Form 10-K
             |_|   Transition Report on Form 20-F
             |_|   Transition Report on Form 11-K
             |_|   Transition Report on Form 10-Q
             |_|   Transition Report on Form N-SAR

             For the Transition Period Ended: _____________

--------------------------------------------------------------------------------
  Read Instructions (on back page) Before Preparing Form. Please Print or Type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
--------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: _________________________________
_______________________________________________________________________________.


PART I - REGISTRANT INFORMATION

Legend Media, Inc.
--------------------------------------------------------------------------------
Full Name of Registrant


--------------------------------------------------------------------------------
Former Name if Applicable

9663 Santa Monica Blvd. #952
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Address of Principal Executive Officer (Street and Number)

Beverly Hills, California 90210
--------------------------------------------------------------------------------
City, State and Zip Code


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

      |     (a)   The reason described in reasonable detail in Part III of this
      |           form could not be eliminated without unreasonable effort or
      |           expense;
|X|   |     (b)   The subject annual report, semi-annual report, transition
      |           report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form
      |           N-CSR, or portion thereof, will be filed on or before the
      |           fifteenth calendar day following the prescribed due date; or
      |           the subject quarterly report or transition report on Form 10-Q
      |           or subject distribution report on Form 10-D, or portion
      |           thereof, will be filed on or before the fifth calendar day
      |           following the prescribed due date; and
      |     (c)   The accountant's statement or other exhibit required by Rule
      |           12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why the Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed.)

The Company could not complete and file its Quarterly Report on Form 10-Q in a timely manner because of delays in accurately preparing and presenting all necessary disclosures required for a complete filing. Such delays are primarily due to the recent expansion of the business and the associated complexity related to the expansion. The Company closed an acquisition of an airline advertising business on November 28, 2008 and integration of the accounting and administrative functions is still in process. The acquired business is materially larger than the Company's business and its financial statements are significantly more complex. As a result, an accurate review and consolidation of financial statements (which requires segment reporting for the first time) is taking considerably more time than anticipated. Thus, the Company is unable to file its Quarterly Report on Form 10-Q in a timely manner without unreasonable effort or expense. The Company will file its Quarterly Report on Form 10-Q no later than the fifth calendar day following its prescribed due date.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

            Jeffrey Dash                86-10        5879-4363
      --------------------------------------------------------------------------
               (Name)                (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                  |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  |X| Yes |_| No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      The Company anticipates that its quarterly report on Form 10-Q for the period ending March 31, 2009 will contain results of operations that reflect a significant change from the 10-Q for the corresponding period in 2008. However, because the Company closed acquisitions subsequent to the period ending March 31, 2008, a comparison of its results of operations for the quarter ended March 31, 2009 to the corresponding period presented in the Company's 2008 10-Q would not be instructive.

                               Legend Media, Inc.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  May 15, 2009                         By  /s/ Jeffrey Dash
      ---------------------------------        ---------------------------------
                                               Jeffrey Dash
                                               Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

------------------------------------ATTENTION-----------------------------------
           Intentional misstatements or omissions of fact constitute
               Federal Criminal Violations (See 18 U.S.C. 1001).
--------------------------------------------------------------------------------

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of public record in the Commission files.
3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.
5. Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).


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